Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
Form S-4 filed by Anthem, Inc.: 333-207218

Cigna Corporation intends to use the following slides when communicating with various industry stakeholders.

     CREATING A PREMIER GLOBAL HEALTH SERVICE COMPANY  [DATE]

 PARTICIPANTS IN THE SOLICITATIONCigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTSThis communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.  NO OFFER OR SOLICITATIONThis communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.ADDITIONAL INFORMATION AND WHERE TO FIND ITThe proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.PARTICIPANTS IN THE SOLICITATIONCigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTSThis communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.  IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS NO OFFER OR SOLICITATIONThis communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND ITThe proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. PARTICIPANTS IN THE SOLICITATIONCigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction are included in the registration statement, the preliminary joint proxy statement/prospectus and other relevant materials Cigna and Anthem may file with the SEC.  2    Legend version 10-28-15Note per Amy Rhoades: Because the presentation will be public, okay to delete the confidentiality footer at the bottom of each slide when we distribute for use.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTSThis communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms. Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.  3

ANTHEM AND CIGNA:

Combination significantly accelerates path towards a more sustainable health care ecosystem



Expanding health care choices

- More flexible wellness and engagement options
- Individual coverage in more markets; broader suite of comprehensive offerings
- Creates new solutions for dual-eligible population



Partnering to improve quality and affordability

- Reduces total medical cost and drives operational effectiveness
- Optimizes specialty and integrated wellness solutions
- Speeds adoption of incentive-aligned collaborations across a global network



Accelerating investments in innovative value-based care

- Increases innovative delivery of care service models
- Enhances continuity of care services
- Accelerated investment in consumer-directed health care innovation

Offering better health care together for the benefit of customers, employers, providers and governments

Cigna

4

       Uneven global recovery   Growing middle class  Aging population   Information transparency   Rising health care costs  Eroding health status    Rapidly evolving market forces create changing roles and responsibilities for all stakeholders  GLOBAL MARKET FORCES   5

   Consolidating and moving to a value-based system  Looking for greater affordability, increased predictability, improved productivity  Evolving stakeholder needs in a rapidly changing, dynamic environment  EVOLVING MARKET FORCES:   Traditional distribution channels are consolidating, while at the same time new channels are emerging.  6    Increased role and seeking greater affordability and personalization  Seeking increased access and high-value programs and programs for higher risk/ complex populations  Employers    Health Care Professionals  Government        Individuals

   3.8  16  3.6  15  3.4  14  3.2  13  3.0  2012  2.8  6.5% p.a.  17  19  4.6  4.3  2020  18  4.1  1.5  +87%  2012  2.8  2001  National health expenditure$ trillion  National health expenditure forward estimate$ trillion  1,788  +141%  2012  4,316  2001  Government expenditure  Employee-paid portion of premiums$/employee, family coverage  Employer contribution to premiums for family coverage$/employee, family coverage  +117%  5,274  2012  11,429  2001  Source: National health expenditure data, CMS  Source: National health expenditure data, CMS  Source: Kaiser Family Foundation  Source: Kaiser Family Foundation  $ trillion  .63  +95%  Source: National health expenditure data, CMS  1.23  2012  2001  Putting cost pressure on all stakeholders  RISING HEALTH CARE COSTS:   Rising costs and demographic trends creating an unsustainable health care system  7

ANTHEM AND CIGNA:

Complementary breadth of capabilities

Cigna.

- Health engagement capabilities
- Broad, transparent funding options
- Specialty, Life & Disability
- Global solutions
- Highly rated Medicare Advantage

Aligned incentives deliver outcome-based health care choices

Local partnerships deliver a better cost model

NPS-driven client and customer experience delivers continuous improvement and ongoing innovation

Engaged employees creating sustainable relationships

Anthem.

- Individual and public exchanges
- Strong fully insured capabilities
- Small Group
- Medicaid
- Federal employees

New company would combine the best of each to drive a value-based, incentive-aligned, sustainable health care system to serve multiple buying segments in diverse geographies

Cigna.

8

       Affordability, quality, choice and personalization  TENETS OF THE COMBINED COMPANY:  Together, the new leadership team will bring an unmatched dedication to revolutionizing health care  NEW MODEL  Leadership position in advancing provider collaboration and incentive-aligned payment modelsVersus: Basic fee for service payment model  Integrated, flexible, localized solutions and services supported by enhanced centralized resources including diverse value-based Specialty productsVersus: Siloed solutions and services  Increased investment in consumer health engagement through innovative solutions and technologyVersus: ‘Me Too’ and one-off applications and services not integrated into overall health plan  9

   Consistent goal of providing increased choice and affordability  We believe that customers who are located in current Anthem states will benefit from enhancements from complementary Cigna capabilities and offerings. And in other states, we intend to continue with Cigna products, services, platforms and people.Overtime, we will introduce more “best in class” choices.Timing of changes are TBD and no changes until sometime after closing.   *Cigna Global Health Benefits resources information as of January 2015. Subject to change.  Confidential, unpublished property of Cigna. Do not duplicate or distribute. Use and distribution limited solely to authorized personnel. © 2015 Cigna   Our combined company reach  EXPANDING CHOICE:  The best of global innovation and national resources combined with local expertise  10

       1  Regulatory review process is underway now and into 2016   2  Cigna and Anthem will continue to operate as separate and independent companies and competitors until the merger is finalized  3  Until then it’s business as usual  During the proposed transaction review process, STAY THE COURSE without change to:  Account teamOperations and servicesPlatforms  Developing local solutionsAccelerating value-based care relationshipsContinued investments in innovation  Next steps  PRE-CLOSING:  We continue to be focused on creating value for our customers, clients, brokers and providers  11

   24/7/365 Channel of choice        Working for our customers in ways they find proactive, personal and empathetic  With easy, consistent, accurate care   Customer centricity with a strong focus on customerexperience  Improving results through enhanced capabilities        People who care  Seamless and connected    Embracing change with agility    Anticipatingthe needs of our customers  We’ll continue to operate as separate and independent companies  DURING THIS TIME:  Continued focus on Net Promoter Score which improved 23% YTD and 61% over the past two years  12

         CARING PEOPLE  PARTNER OF CHOICE  INTEGRATED HEALTH &WELLNESS    FOCUS ON HEALTH    CONSUMER ENGAGEMENT  TECHNOLOGICAL INNOVATION  Our partnership starts with a strong foundation   Creating greater value for the benefit of customers, clients and partners  13

       From financing sick care to enabling health  FOCUS ON HEALTH:  Premature births were reduced 50% over 5 years for expectant moms in Cigna’s maternity program*  15% fewer disability incidents when selected employees participated in Cigna work place health programs*  Individuals improved their BMI and reduced future health care costs, saving $1,082 on average*  Keeping the healthy, healthy  Engaging at risk patients to prevent sickness and disability  Engaging individuals with chronic conditions to manage their health to lead healthier and more productive lives    14    * Cigna internal analysis of existing arrangements as of 2014. Subject to change.

PARTNER OF CHOICE:

Dramatically expands the suite of solutions for collaborative care

2008 → Today and beyond

Patient-centered medical home
- **Right care**

Accountable Care Organization
- Right care
- **Right rewards**

Collaborative Accountable Care
- Right care
- Right rewards
- **Right connections**

Cigna Collaborative Care
- Right care
- Right rewards
- Right connections
- **Right place**

Better results:

125 collaborative large physician group relationships[1] – more than any competitor[2]

More than **220** individual hospital arrangements[1]

Engaging more than **1.3 million** customers in collaborative partnerships in **29** states[1]

1. Cigna internal analysis of existing arrangements as of April 2015. Subject to change.
2. Becker's Hospital Review, "A year of mixed results, continued growth for ACOs," November 2014.

Cigna

15

PARTNER OF CHOICE TO HEALTH CARE DELIVERY SYSTEM:

Collaborative care arrangements represent 19% of total commercial contracts[5], double the nearest competitor, and continues to grow

- Traditional Network Partner
- Enhanced Network Partner
- Clinical Collaborator
- Delivery System Organizer
- Delivery System Alliance
- Proprietary Delivery System

74% of doctors/ hospitals success in both total medical costs (TMC) and quality[1]

- 91% have seen success in TMC[1]
- 78% success in quality[1]
- 2:1 ROI for most mature arrangements[2]

Collaborative care enables improved care, better customer experiences, and more affordability

1.Trend 1% or more below market OR maintenance of 4% or better than market average. Cigna Collaborative Care, Large Group annual results for 2013 versus market average (2014). Comparisons to "market" are established using Cigna internal claims data. "Quality" is based on compliance with evidence-based medicine guidelines. 2.Cigna internal analysis of Cigna Collaborative Care, Large Group annual results for 2013 (2014). ROI Methodology = (Total Savings-Total CCF Costs)/Total CCF Costs. Reflects performance since inception of the most mature groups, with experience of two or more years. 3. Average or better trend OR 4% better than market. Cigna Collaborative Care, Large Group annual results for 2013 versus market average (2014). Comparisons to "market" are established using Cigna internal claims data. "Quality" is based on compliance with evidence-based medicine guidelines. 4.Cigna internal analysis of Cigna Collaborative Care, Large Group annual results for 2013 (2014). Reflects performance since inception of the most mature groups, with experience of two or more year. 5. Becker's Hospital Review, "A year of mixed results, continued growth for ACOs," November 2014.

Cigna.

16

The combined company will accelerate value-based services, and expand consumer choice, quality and affordability   THE FUTURE:  TOGETHER:  A positive force for change in the lives of customers, clients and communities  17    Partnering to improve quality and affordability  Accelerating investments in innovative value-based care   Expanding health care choices

 All Cigna products and services are provided exclusively by or through operating subsidiaries of Cigna Corporation, including Cigna Health and Life Insurance Company, Connecticut General Life Insurance Company, Life Insurance Company of North America, Cigna Life Insurance Company of New York, Cigna Behavioral Health, Inc., Cigna Health Management, Inc., American Retirement Life Insurance Company, Loyal American Life Insurance Company, Home Physicians Management, LLC, HealthSpring Life & Health Insurance Company, Inc., and HMO or service company subsidiaries of Cigna Health Corporation and Cigna Dental Health, Inc. The Cigna name, logo, and other Cigna marks are owned by Cigna Intellectual Property, Inc.890630 10/15 © 2015 Cigna. Some content provided under license.

 vignettes  19

   Other examples of creating strong partnerships with non-profits include: Raising awareness of heart and kidney disease through mobile education in India. Teaching NYC health professionals how to communicate with patients who use plant-based remedies.  Committed to the health of our communities  Inspired by the work of others, the CignaFoundation is connecting with nonprofit partners and using the expertise of Cigna’s professionals to give everyone the best opportunity to achieve a healthier, more secure life.  Colon Cancer barber shops  To watch the video, please go to:https://www.youtube.com/watch?v=3lq-FZT5tIY  CIGNA CONNECTIONS MAKE AN IMPACT WORLDWIDE  Presentation is not intended for use to generate insurance business.

 bryan ott  Collaborative care customer  Through Cigna Collaborative Care, health care professionals get new information, insights and resources to empower them to deliver better care that can improve cost, health outcomes and satisfaction for Cigna customers like Bryan Ott.   To watch the video, please visit:https://www.youtube.com/watch?v=qYHLvOw7iDw&list=PL4584BB34B4287EC3  Presentation is not intended for use to generate insurance business.

 Francie brunt  Breast cancer survivor  Leading a healthy, smoke-free and active lifestyle, Francie never imagined she would be a breast cancer survivor, or have a positive experience navigating through the health care system.  To watch the video, please visit:https://www.youtube.com/watch?v=r7hK4fUb9qQ  Presentation is not intended for use to generate insurance business.

   Highly effective cost model and health care engagement programs combine to deliver smarter results that help your employees get healthy and stay healthy.  Example: CITY OF HOUSTON1Faced with rapidly rising health care costs, city management and Cigna leaders put into place multi-faceted wellness and disease management programs. After three years:City has saved $42M in health care costsIncreased the generic drug utilization rate from 72% to 87%Reduced unnecessary ER admissions by 9%Increased completion of Health Risk Assessments – which began identifying employees with untreated chronic conditions – from 5% to 93%  Slide 16 for the C&P deck  Collaborating with clients to design personalized and innovative solutions for our customers  PARTNER OF CHOICE:  Better savings, engagement and outcomes  23

   Clients will benefit from:Increased affordabilityContinued delivery of market leading health and engagement capabilitiesImproved competitiveness on Public and Private ExchangesAccess to greater geographic breadth of health care network and services, delivered locally  Slide 17 for the C&P deck  PARTNER OF CHOICE:  We will continue to partner with producers to help our mutual clients achieve their goals  Increased affordability, expanded services and more choices, enables delivery of greater value to clients and customers   24    Providing brokers:Increased choice and flexibility to solve client’s problemsContinued innovation Opportunity to continue to partner for a more sustainable health care ecosystem

   All Cigna products and services are provided exclusively by or through operating subsidiaries of Cigna Corporation, including Cigna Health and Life Insurance Company, Connecticut General Life Insurance Company, Cigna Behavioral Health, Inc., and HMO or service company subsidiaries of Cigna Health Corporation. The Cigna name, logo, and other Cigna marks are owned by Cigna Intellectual Property, Inc. 890630 10/15 © 2015 Cigna. Some content provided under license.